January 31, 2019 VIA EDGAR

Securities and Exchange Commission
Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III: NorthPointe Small Cap Opportunities Fund (the “Fund”) AW Filing (File Nos. 333-192858 and 811-22920)

Ladies and Gentlemen:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “1933 Act”), the Fund respectfully requests that the U.S. Securities and Exchange Commission (the “SEC”) consent to the withdrawal of Post-Effective Amendment No. 119 to the Fund’s Registration Statement on Form N-1A filed with the SEC on December 15, 2017, as well as all subsequent BXT filings pertaining to the Fund.

Post Effective Amendment No. was filed pursuant to Rule 485(a) under the 1933 Act for the purpose of introducing the NorthPointe Small Cap Opportunities Fund as a new series of the Fund, and subsequent BXT filings were filed pursuant to Rule 485(b) under the 1933 Act for the purpose of delaying the effectiveness of Post-Effective Amendment No. 119 (together, the “Amendments”). The Fund is requesting the withdrawal of the Amendments because it has decided not to proceed with the offering of shares of the NorthPointe Small Cap Opportunities Fund.

Post-Effective Amendment No. has not become effective and so no securities were sold in connection with the offering. Accordingly the Fund respectfully submits that the withdrawals would be consistent with the public interest and the protection of investors.

If you have any questions regarding the filing, please contact the undersigned at 610.676.3456.

Very truly yours,

/s/ Dianne M. Descoteaux
Dianne M. Descoteaux